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                              August 2, 2022

       Farid Shouekani
       Chief Executive Officer
       Viper Networks, Inc.
       200 E Big Beaver Rd.
       Troy, MI 48083

                                                        Re: Viper Networks,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed July 22, 2022
                                                            File No. 024-11948

       Dear Mr. Shouekani:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       General

   1. We note that your signature on behalf of the issuer appears to relate to a different company. Please revise
to ensure your signature page complies with the requirements of
                                                        Form 1-A. See
Instruction 1 to Signatures to Form 1-A.
   2. We note that you intend to offer 10,000,000,000 shares of common stock, but that your balance sheet indicates
you are authorized to issue 6,000,000,000 shares of common
                                                        stock. We also note the
Articles of Amendment to the Articles of Incorporation dated
                                                        April 30, 1998,
included as Exhibit 2.1, authorize the issuance of 50,000,000 shares of common stock. Please
amend your disclosure to address this discrepancy. If applicable, please file your
current Articles of Incorporation as an exhibit to the offering statement.
 Farid Shouekani
FirstName  LastNameFarid Shouekani
Viper Networks, Inc.
Comapany
August     NameViper Networks, Inc.
       2, 2022
August
Page 2 2, 2022 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 or Jennifer L pez Molina at 202-551-3792
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Jeff Turner